                                  SCHEDULE 13D
                                 (Rule 13d-101)


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                    Under the Securities Exchange Act of 1934
                               Amendment No. _____

                       Chicago Bridge & Iron Company N.V.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, par value NLG .01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    N19808109
             -------------------------------------------------------
                                 (CUSIP Number)

Thomas R. Denison - First Reserve Corporation, 1801 California St., Suite #4110,
                        Denver, CO 80202, (303) 382-1270
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                December 28, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box following box. [ ]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N19808109                SCHEDULE 13D               Page 2 of 11 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          First Reserve Corporation
          I.R.S. No.:  06-1210123

--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
 3        SEC USE ONLY


--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          N/A
--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]

--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
      NUMBER OF       7        SOLE VOTING POWER

       SHARES                  0
                     -----------------------------------------------------------
    BENEFICIALLY      8        SHARED VOTING POWER

      OWNED BY                 5,002,638
                     -----------------------------------------------------------
        EACH          9        SOLE DISPOSITIVE POWER

      REPORTING                0
                     -----------------------------------------------------------
       PERSON        10        SHARED DISPOSITIVE POWER

        WITH                   5,002,638
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,002,638
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          28.23%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. N19808109                SCHEDULE 13D               Page 3 of 11 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          First Reserve Fund VIII, L.P.
          I.R.S. No.:  06-1507364

--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
 3        SEC USE ONLY


--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          OO
--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]

--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
      NUMBER OF       7        SOLE VOTING POWER

       SHARES                  0
                     -----------------------------------------------------------
    BENEFICIALLY      8        SHARED VOTING POWER

      OWNED BY                 5,002,638
                     -----------------------------------------------------------
        EACH          9        SOLE DISPOSITIVE POWER

      REPORTING                0
                     -----------------------------------------------------------
       PERSON        10        SHARED DISPOSITIVE POWER

        WITH                   5,002,638
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,002,638
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          28.23%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. N19808109                SCHEDULE 13D               Page 4 of 11 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          First Reserve GP VIII, L.P.
          I.R.S. No.:  06-1507318

--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
 3        SEC USE ONLY


--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          N/A
--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]

--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
      NUMBER OF       7        SOLE VOTING POWER

       SHARES                  0
                     -----------------------------------------------------------
    BENEFICIALLY      8        SHARED VOTING POWER

      OWNED BY                 5,002,638
                     -----------------------------------------------------------
        EACH          9        SOLE DISPOSITIVE POWER

      REPORTING                0
                     -----------------------------------------------------------
       PERSON        10        SHARED DISPOSITIVE POWER

        WITH                   5,002,638
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,002,638
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          28.23%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, par value NLG .01 per share (the "Common Stock"), of Chicago Bridge & Iron Company N.V., a Netherlands company ("CB&I" or the "Issuer"). The principal executive offices of the Issuer are located at Polarisavenue 31, 2132 JH Hoofddorp, The Netherlands.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is being filed jointly by First Reserve Fund VIII, L.P. ("Fund VIII"), First Reserve GP VIII, L.P. ("GP VIII"), and First Reserve Corporation ("First Reserve" and collectively, the "Reporting Persons") to report the acquisition by Fund VIII of Common Stock and warrants to purchase Common Stock. GP VIII is the general partner of Fund VIII, and First Reserve is the general partner of GP VIII. The Reporting Persons, by and through the holdings of Fund VIII, directly own more than 5% of the issued and outstanding shares of Common Stock.

         Fund VIII is a Delaware limited partnership with a limited term of existence, the principal purpose of which is to make equity, equity-linked and debt investments in companies engaged in various energy and energy related activities. GP VIII is a Delaware limited partnership, the sole purpose of which is to act as the general partner of Fund VIII. First Reserve is a Delaware corporation and is the general partner of GP VIII. The principal business of First Reserve is to provide investment management services to Fund VIII, and to other investment funds managed by First Reserve.

         The principal business and office address of the Reporting Persons is 411 West Putnam Ave., Suite 109, Greenwich, Connecticut 06830.

         Information with respect to the executive officers and directors of First Reserve, including name, business address, present principal occupation or employment and the organization in which such employment is conducted, and their citizenship is listed on the attached Schedule I, which is incorporated in this
Schedule 13D by reference.

         During the last five years, none of the Reporting Persons nor any executive officer of director of First Reserve has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source of funds for the acquisition of beneficial ownership of Common Stock by Fund VIII is money contributed by limited and general partners for the investment by Fund VIII. Except in relation to its partnership interest in Fund VIII, no funds were acquired directly by GP VIII, or First Reserve, for their indirect acquisition of beneficial ownership of the Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

         On December 28, 2000, Wedge Group Incorporated, a Delaware corporation, and Wedge Tyler, Inc., a Delaware corporation (collectively, "Wedge"), acquired 8,146,665 shares of Common Stock from the Issuer as consideration for Wedge's sale to the Issuer of interests in Howe-Baker International, L.L.C., a Delaware limited liability company (the "Howe-Baker Acquisition"). Immediately following the Howe-Baker Acquisition on December 28, 2000, the Reporting Persons acquired 4,323,333 shares of Common Stock from Wedge Group Incorporated (the "Fund VIII Purchase"). In addition: (i) the Reporting Persons purchased 530,000 shares of Common Stock from Wedge and one of its affiliates, and (ii) the Issuer agreed to grant to Fund VIII a warrant to purchase 149,305 shares of Common Stock at an exercise price of NLG .01 per share. Collectively, the Reporting Persons acquired 4,853,333 shares of Common Stock and a warrant to acquire an additional 149,305 shares of Common Stock (together, the "First Reserve Acquisition"), which shares represent approximately 28.23 percent of the issued and outstanding shares of Common Stock. All shares of Common Stock acquired by the Reporting Persons were acquired for investment purposes. Prior to the First Reserve Acquisition, the Reporting Persons did not own any shares of Common Stock.

         The Reporting Persons intend to participate in and influence the affairs of the Issuer through the exercise of their voting rights with respect to the shares of Common Stock owned by the Reporting Persons as limited by the Shareholder Agreement entered into by Fund VIII and the Issuer on December 28, 2000 in connection with the closing of the Howe-Baker Acquisition (the "Shareholder Agreement"). Following the First Reserve Acquisition, two officers of First Reserve, William F. Macaulay and Ben A. Guill, will begin serving on the 12 member Board of Supervisory Directors of the Issuer in accordance with the terms of the Shareholder Agreement. The Shareholder Agreement is further described in Item 6 hereof and is filed as an exhibit hereto and incorporated by reference herein.

         The Reporting Persons intend to review on a continuing basis their investment in the Issuer and may or may not purchase additional shares, on the open market or otherwise, subject to the price and availability of the Issuer's securities; subsequent developments regarding the Issuer's line of business and its business prospects, other investment and business opportunities available to the Reporting Persons; general stock market and economic conditions; certain "standstill provisions" in the Shareholder Agreement (which provisions prohibit the Reporting Persons from acquiring additional shares of the Issuer without the approval of the Supervisory Board, except (i) as a result of a stock split, stock dividend or recapitalization approved by the Supervisory Board; (ii) in connection with a business combination approved by the Supervisory Board; (iii) to maintain a 10% ownership stake; (iv) for Common Stock acquired in connection with equity funding provided by the Reporting Persons for the Issuer's proposed acquisition of two divisions of Pitt-Des Moines, Inc., of Woodlands, Texas (the "PDM Transaction"), so long as any such acquisition of Common Stock does not result in the Reporting Persons owning more than 30%, or the Reporting Persons and Wedge collectively owning more than 48.15%, of the Issuer's outstanding voting securities; or (v) if the PDM Transaction is not consummated, for up to an additional 253,000 shares, so long as such additional purchases will not cause the Reporting Persons and Wedge to collectively own more than 49.9% of the Issuer's outstanding voting securities); and other factors. Although, under the terms of the Shareholder Agreement, the Reporting Persons are prohibited from making a proposal to the Issuer to acquire additional shares, the Reporting Persons will consider proposals from the Company relating to additional purchases by Fund VIII.

         First Reserve and Fund VIII intend to review on a continuing basis the Fund's investment in the Issuer and may or may not dispose of additional shares, on the open market or otherwise, subject to: the price and availability of the Issuer's securities; subsequent developments affecting the energy market as a whole; the Issuer and the Issuer's business and prospects; the provisions of the Shareholder Agreement and the eventual liquidation of the Fund in accordance with its partnership agreement.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

         As of December 28, 2000, the Reporting Persons beneficially owned an aggregate of 5,002,638 shares of Common Stock, constituting approximately 28.23% of the 17,720,350 shares of Common Stock outstanding as of December 28, 2000 as represented to the Reporting Persons by the Issuer.

         (a) As of the date hereof, the Reporting Persons are the beneficial owners of CB&I Common Stock in the numbers and percentages set forth in the table below:

                                                       NUMBER OF SHARES          PERCENTAGE OF
                   REPORTING PARTY                    BENEFICIALLY OWNED            CLASS
                   ---------------                    ------------------         -------------

                      Fund VIII                            5,002,638                 28.23%

                     GP VIII(1)                            5,002,638                 28.23%

                  First Reserve(1)                         5,002,638                 28.23%

         (1) Consists of 4,835,333 shares of Common Stock held directly by Fund VIII and a warrant to purchase 149,305 shares of Common Stock held directly by Fund VIII. GP VIII is the general partner of Fund VIII and may be deemed to beneficially own the shares of Common Stock owned by Fund VIII. First Reserve, as the general partner of GP VIII, may be deemed to beneficially own all of the shares of Common Stock owned by Fund VIII.

         (b) Fund VIII shares with its general partner the power to vote or to direct the vote of the shares directly held by it. GP VIII, as the general partner of Fund VIII, and First Reserve, in its role as general partner of GP VIII, shares with Fund VIII the power to cause Fund VIII to dispose of or vote the shares of Common Stock directly held by Fund VIII.

         (c) During the past 60 days, the following transactions were effected:

  REPORTING                              NUMBER OF
    PARTY               DATE               SHARES                PRICE                 TRANSACTION
    -----               ----             ---------               -----                 -----------

Fund VIII            12/28/2000           4,323,333             $    16.25          Common Purchased

Fund VIII            12/28/2000             530,000(1)          $    16.25          Common Purchased

         (1) In connection with the purchase of these 530,000 shares, on December 28, 2000, the Issuer agreed to issue to Fund VIII a warrant to purchase 149,305 shares of Common Stock at an exercise price of NLG .01 per share.

         (d) To the best knowledge of the Reporting Persons, no other person has the right to receive, or the power to direct the receipt of dividends from, or the power to direct the receipt of proceeds of the sale of the shares of Common Stock owned by the Reporting Persons.

ITEM 6. CONTRACTS, ARRANGEMENTS OR UNDERSTANDING WITH RESPECT TO SECURITIES OF THE ISSUER.

JOINT FILING AGREEMENT

         A Joint Filing Agreement dated January 8, 2000, by and between Fund VIII, GP VIII, and First Reserve has been executed by the Reporting Persons, a copy of which is attached hereto as Exhibit A and incorporated herein by reference.

STOCK PURCHASE AGREEMENT

         The purchase price per share for 4,323,333 of the shares (the "Protected Shares") of Common Stock of CB&I sold to Fund VIII by Wedge is $16.25 per share, but is subject to a downward adjustment so long as Fund VIII holds the Protected Shares for at least one year. Under the terms of the Stock Purchase Agreement pursuant to which Fund VIII purchased the shares from Wedge (the "Stock Purchase Agreement"), the amount of the per share downward price adjustment, which cannot exceed $2.75 per share, will equal the amount by which $16.25 exceeds the greater of (i) the average per share sale price realized by Fund VIII on the sale of its Protected Shares and (ii) the highest mean of the daily closing prices per share of CB&I stock for any 40 consecutive trading days prior to Fund VIII's disposition of the Protected Shares. If by July 30, 2010, Fund VIII has not sold all of its Protected Shares purchased in the transaction, Fund VIII shall receive an adjustment amount for those remaining shares as if it had sold those remaining shares at the highest mean of the daily closing prices per share of Common Stock as reported on the New York Stock Exchange for any period of 40 consecutive trading days prior to July 30, 2010. The Stock Purchase Agreement contains other terms and conditions. The foregoing description of such agreement is qualified in its entirety by reference to the text of such agreement, which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

SHAREHOLDER AGREEMENT

         Upon closing of the Howe-Baker Acquisition, Fund VIII and the Issuer entered into the Shareholder Agreement.

         Standstill Provisions.

         The Shareholder Agreement contains so-called "standstill" provisions which, among other things, (i) prohibit the purchase of additional shares by Fund VIII (whether by tender offer or otherwise) except as described in Item 4 herein, and (ii) prohibit acquisition proposals, proxy solicitations, group formation or encouragement of third parties for takeover purposes by Fund VIII. With respect to any proposed business combination or recapitalization involving the Issuer and any third party, Fund VIII must vote or tender its shares or otherwise act as recommended by the Supervisory Board of the Issuer (or any committee of the Issuer constituted for the purpose of evaluating such proposed transaction). Fund VIII will be free to submit a competing offer for the Issuer only in the event that the Supervisory Board of the Issuer determines to sell control of the Issuer to another party.

         The Shareholder Agreement provides that in the event of a breach of any covenants or agreements contained therein, the aggrieved party (including any present or future shareholders of the Issuer) shall be entitled to the remedy of specific performance, injunction or other equitable relief. In the event of a breach by Fund VIII of the "standstill" provisions discussed above (whether by the launching of a tender offer or otherwise), the Issuer and/or its shareholders may seek injunctive relief. However, as such relief is equitable in nature and at the discretion of the court in which such action is brought, there can be no assurance that such court will grant such relief.

         Supervisory Board Representation.

         The Shareholder Agreement contains certain provisions intended to implement the right of Fund VIII to elect Supervisory Directors to the Supervisory Board of the Issuer. The number of Supervisory Directors comprising the Supervisory Board was expanded from eight to twelve and Fund VIII will have the right to designate two Supervisory Directors so long as it owns 3,083,871 shares of the Issuer's voting securities outstanding. The number of Supervisory Directors that Fund VIII is entitled to designate will decrease with a reduction of its percentage ownership of voting securities and will terminate completely once such ownership falls below 10% of the Issuer's voting securities outstanding for any period of 30 consecutive days. The Supervisory Board regulations shall provide that a special committee of the Supervisory Board composed entirely of disinterested, independent Supervisory Directors shall be constituted to evaluate any significant transactions (primarily transactions involving a change of control) and any transactions or issues involving Fund
VIII. As long as Fund VIII is entitled to designate at least two Supervisory Directors on the Supervisory Board, it will be entitled to representation on the committees of the Supervisory Board other than the Nominating Committee and the special committee described immediately above.

         Under the terms of the Shareholder Agreement, if the Fund VIII designees are not included as nominees for the Board of Supervisory Directors or if the Supervisory Board does not solicit proxies for the Fund VIII designees as required by the Shareholder Agreement, after notice of the breach and a time for cure, Fund VIII shall not be required to comply with the standstill provisions, restrictions on transfer and right of first offer requirements of the Shareholder Agreement.

         Voting Restrictions.

         Pursuant to the Shareholder Agreement, Fund VIII agreed that, with respect to any matter presented to the Issuer's shareholders for vote or approval, Fund VIII will vote "for" the nominees recommended by the Supervisory Board (provided the Issuer is in compliance with its covenants to Fund VIII relating to Supervisory Board representation), "for" any proposal recommended by the Supervisory Board, and "against" any proposal that is not recommended by the Supervisory Board, with the exception of the following matters as to which Fund VIII will have discretionary voting rights: (i) appointment of auditors, (ii) adoption of any rights agreement which would restrict Fund VIII from effecting any transaction not otherwise prohibited by the Shareholder Agreement, (iii) migration of the Issuer to another organizational jurisdiction (other than in connection with a business combination), (iv) conversion of the Issuer's corporate form (other than in connection with a business combination), and (v) proposed amendments to the Issuer's Articles of Association which would have a disproportionate material and adverse effect on Fund VIII versus the Issuer's other shareholders not contemplated by the Shareholder Agreement.

         Transfer Restrictions and Registration Rights.

         The Shareholder Agreement contains certain restrictions on the transfer of shares held by Fund VIII. Without the Issuer's consent, Fund VIII may not sell any of its shares to (a) any person or group who is or would be required to file a Schedule 13D under the Exchange Act, (b) any person or group who would own more than 10% of the Issuer's voting securities, or (c) a competitor of the Issuer. Any sale of shares by Fund VIII will be subject to the Issuer's right of first offer, except for the following types of transfers: (i) pursuant to a bona fide underwritten public offering, (ii) pursuant to a Rule 144 sale under the Securities Act in an unsolicited broker's transaction in which Fund VIII has no knowledge that the purchaser is any of the persons described in (a), (b) or (c) immediately above, (iii) pursuant to a business combination or recapitalization transaction recommended by the Supervisory Board, (iv) to any affiliate of Fund VIII who agrees to be bound by the terms of the applicable Shareholder Agreement, (v) a pledge or hypothecation to a financial institution to secure a bona fide loan, and (vi) a transfer or transfers, once per calendar quarter, to any institutional investor which, together with its affiliates, would beneficially own no more than 5% of the Issuer's voting securities outstanding.

         The Shareholder Agreement grants Fund VIII certain registration rights with respect to the shares it owns. The Shareholder Agreement requires the Issuer, at the request of the holders of 75% of the shares held by Fund VIII and its assignees, to register all or any portion of those shares under the Securities Act; provided that the Issuer is required to effect no more than two of such "demand" registrations for Fund VIII. The Shareholder Agreement also requires the Issuer to give notice to Fund VIII when the Issuer proposes to register any of the Issuer's securities under the Securities Act (other than registrations on Forms S8 or S4), and, if Fund VIII so requests, to include its shares in the registration, provided that under certain circumstances the number of shares such holders can include in these "piggyback" registrations will be limited. In all registrations the Issuer will be required to pay the expenses of registration, excluding underwriting discounts and commissions, and to provide customary indemnification, except that the Issuer will not be obligated to pay more than $400,000 in the aggregate for registration expenses with respect to demand registrations.

         Duration.

         The Shareholder Agreement will remain in effect so long as Fund VIII continues to own 10% or more of the voting securities of the Issuer outstanding, except that the registration rights shall continue as long as Fund VIII continues to own 5% or more of the voting securities of the Issuer outstanding.

                  The Shareholder Agreement contains other terms and conditions. The foregoing description of such agreement is qualified in its entirety by reference to the text of such agreement, which is filed as an exhibit to this
Schedule 13D and is incorporated by reference herein.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A. Joint Filing Agreement of Schedule 13D.

         Exhibit B. Stock Purchase Agreement dated July 30, 2000 between WEDGE Group Incorporated, WGI Tyler, Inc. and First Reserve Fund VIII, L.P.

         Exhibit C. Amendment of Stock Purchase Agreement dated July 30, 2000 by and between WEDGE Group Incorporated, WGI Tyler, Inc. and First Reserve Fund VIII, L.P. dated October 31, 2000.

         Exhibit D. Shareholder Agreement dated December 28, 2000 by and among the Issuer and Fund VIII.

         Exhibit E. Stock Purchase Agreement dated December 28, 2000 by and among Wedge, Minefa Holdings, B.V. and Fund VIII.

         Exhibit F. Consent to Transaction dated December 28, 2000 executed by Chicago Bridge & Iron Company N.V.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

         Dated: January 8, 2000.

                                        FIRST RESERVE FUND VIII, L.P.

                                        By: First Reserve GP VIII, L.P., General
                                            Partner
                                            By: First Reserve Corporation,
                                                General Partner



                                            By: /s/ Thomas R. Denison
                                                --------------------------------
                                                Name: Thomas R. Denison
                                                Title: Managing Director

                                        FIRST RESERVE GP VIII, L.P.

                                        By: First Reserve Corporation,
                                            General Partner



                                            By: /s/ Thomas R. Denison
                                                --------------------------------
                                                Name: Thomas R. Denison
                                                Title: Managing Director

                                        FIRST RESERVE CORPORATION



                                        By: /s/ Thomas R. Denison
                                            ------------------------------------
                                            Name: Thomas R. Denison
                                            Title: Managing Director

                                   SCHEDULE I

         The name, business address and present principal occupation or employment of each of the executive officers and directors of the First Reserve Corporation are set forth below. Unless otherwise indicated, (i) the business address of each is 411 West Putnam Ave., Suite 109, Greenwich, Connecticut 06830, (ii) each such person is a citizen of the United States, and (iii) such person does not have any other principal occupation:

               Name                                      Position with First Reserve Corporation
               ----                                      ---------------------------------------

        William E. Macaulay                           Chairman, CEO, Managing Director and Director

           John A. Hill                               Vice Chairman, Managing Director and Director

           Ben A. Guill                                 President, Managing Director and Director

         Will Honeybourne                                           Managing Director

        Jonathan S. Linker                                          Managing Director

         Thomas R. Denison                            Managing Director, General Counsel, Secretary

       Cathleen M. Ellsworth                                        Managing Director

             Mary Ness                                              Managing Director

       Jennifer G. Kornfield                         Controller, Vice President, Treasurer, Assistant
                                                                        Secretary

        Valerie A. Thomason                              Assistant Treasurer, Assistant Secretary

                               INDEX TO EXHIBITS

         EXHIBIT
         NUMBER            DESCRIPTION
         -------           -----------

           A.              Joint Filing Agreement.

           B.              Stock Purchase Agreement dated July 30, 2000 between
                           WEDGE Group Incorporated, WGI Tyler, Inc. and First
                           Reserve Fund VIII, L.P.

           C.              Amendment to Stock Purchase Agreement dated July 30,
                           2000 by and between WEDGE Group, Incorporated, WGI
                           Tyler, Inc. and First Reserve Fund VIII, L.P. dated
                           October 31, 2000.

           D. Shareholder Agreement dated December 28, 2000 by and among the Issuer and Fund VIII.

           E. Stock Purchase Agreement dated December 28, 2000 by and among Wedge, Minefa Holdings, B.V. and Fund VIII.

           F. Consent to Transaction dated December 28, 2000 executed by Chicago Bridge & Iron Company N.V.
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